Exhibit 99.1

ZenaTech CEO Issues Letter to Shareholders as Total Revenue Grew 558% Year-Over-Year for Full Year 2025

Nearly 200% total asset growth strongly positions the Company’s AI autonomy drone platforms as Drone as a Service segment delivers over $10M in the first full year of operation

Vancouver, British Columbia, (May 5, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today provides a business update and future outlook in a letter to shareholders from CEO Shaun Passley, Ph.D.

To our valued shareholders,

ZenaTech continued its exponential transformation in 2025 with disciplined execution across every dimension of our business, laying the foundation for scaling our AI autonomy drone platforms for commercial and defense markets. We completed 20 acquisitions, launched a new revenue-generating DaaS segment, advanced our defense technology pipeline, and built a balance sheet capable of supporting sustained long-term growth. The results speak clearly: full-year revenue reached a record $12.9 million, a 558% increase over the $2.0 million we reported in 2024, while total assets grew 188% to $99.8 million (all figures are expressed in Canadian dollars).

These numbers reflect a fundamental shift in the nature of ZenaTech: from a technology development company with a software revenue base to a diversified, multi-segment operating company with a scalable Drone as a Service platform, a growing enterprise software business, and a maturing defense technology portfolio. We have built the foundation for meaningful, recurring revenue growth, and I’m extremely proud to share with you the story of how we got here and where we are going.

Our full-year revenue of $12.9 million was driven primarily by the successful launch of our Drone as a Service segment, which contributed $10.1 million, representing 78% of total consolidated revenue in its very first full year of operations. Our Enterprise SaaS Software segment delivered $2.8 million in revenue, a 43% increase over 2024, reflecting the continued strength of our subscription and license fee business across workplace scheduling, medical records, law enforcement data management, warehouse management, and other verticals.

Our balance sheet strengthened considerably during the year. Cash and reserves increased 301% to $15.1 million, and working capital rose 439% to $18.3 million. Total assets crossed $99.8 million, with property, plant, and equipment growing from approximately $417,000 to $11.7 million as our operational footprint expanded. Intangible assets reached $10.4 million, and we recognized $12.1 million in goodwill from our land surveying business combinations. While net loss was $45.2 million, it reflects both the investment-heavy nature of our DaaS launch year and the active development of drone products to meet current market demand. We expect the cost profile of our DaaS operations to improve materially over the next 12 to 24 months as our acquired companies complete drone integration and expand their service offerings, all the while we will continue to innovate new drone products that will lead the market and drive demand.

Drone as a Service: Building a Scalable AI Autonomy Platform

The launch of our Drone as a Service segment was the defining commercial development of 2025. In a single year, we built a multi-location, revenue-generating DaaS network by completing 19 land survey, mapping, inspection, and cleaning company acquisitions across the United States, United Kingdom, and Canada. Each acquisition is immediately accretive to revenue, and we expect margin improvement over a 12- to 24-month integration period as we convert field operations to ZenaDrone-based delivery and expand each location's service portfolio.

By year end, our DaaS network had grown to 19 locations globally, and we subsequently added a new corporate location in Orlando, bringing the current total to 24 DaaS locations worldwide. We also introduced new hardware tailored specifically to our DaaS operations, including the IQ Quad, built specifically for land surveys, and added quantum navigation software enabling our drones to operate in GPS-denied environments. These product additions deepen the technological differentiation we bring to acquired operations and expand the types of contracts we can competitively pursue.

Looking ahead to 2026, our 2025 acquisitions will contribute a full year of revenue rather than partial-year contributions, which we expect to drive meaningful top-line growth on its own. Beyond that baseline effect, we plan to pursue additional targeted acquisitions in sectors ripe for drone-enabled disruption, entering new U.S. states and international markets. As drone conversion progresses across our existing locations, we expect to reduce per-job costs while simultaneously expanding service capacity and cross-selling opportunities within each location.

Defense Segment: Entering Counter-UAS and Advancing Toward Procurement-Ready Status

Our defense business made meaningful progress in 2025, and we enter 2026 better positioned than at any prior point in our history to convert that progress into future contracts and revenue. During the year, we engaged directly with program managers and decision makers across U.S. defense agencies and met with Members of Congress, advancing our positioning for demonstrations and pilot programs planned for 2026.

On the technology front, we commenced prototype development of two interceptor drone platforms, the gas-powered ZenaDrone 2000 and the one-way Interceptor P-1, as well as a marine launching station called the IQ Glider, establishing ZenaTech's entry into the maritime-based interceptor drone and the counter-UAS integrated defense system market. We also added the ZenaDrone 1000 to the Green UAS certification process, bringing the total number of our drones in that pathway to three. Green UAS certification is the required precursor to Blue UAS certification, which will enable our inclusion in U.S. Defense procurement contracts.

The strategic rationale for our defense investment is clear. The demand for drone solutions across both defense and commercial markets continues to grow at double-digit rates, and we believe we can capture meaningful market share in 2026 and beyond. The current political environment underscores the increasing need for optimized and cost-effective technology, as modern asymmetrical warfare presents an acute and growing challenge. Enemy threats relying on inexpensive-to-deploy drone technology, are extraordinarily costly to counter with traditional intercept methods. Our Interceptor P-1, planned to be priced at under $5,000, is designed to manage drone swarm threats in a cost-effective and scalable manner. The IQ Aqua addresses another emerging sub-surface threat domain, offering the ability to detect and respond to underwater mine threats without exposing divers or manned vessels to risk. With these solutions, we have expanded our potential customer base to NATO and allied countries including Gulf states.

To support accelerated production of our defense interceptor systems, we announced this month that we are establishing a manufacturing facility and launching operations in Ukraine. This will serve the dual purpose of scaling production of our counter-UAS systems and providing a testing environment to validate our products under active threat conditions. We have also expanded manufacturing operations across our facilities in Taiwan (through our Spider Vision Sensors subsidiary), the UAE, and Mesa, Arizona, where our new NDAA-compliant facility positions us to serve U.S. defense customers with American-made drone systems. Additionally, we opened an office in South Korea, solidifying our commitment to providing real-time response to emerging needs on the international stage.

Enterprise Software: Steady Growth, Expanded Portfolio, Strategic Expertise

Our Enterprise SaaS Software segment continued its consistent growth trajectory in 2025, delivering $2.8 million in revenue, a 43% year-over-year increase. We also expanded our software portfolio through the acquisition of Othership Limited, a U.K.-based workplace scheduling and management software company, broadened both our product capabilities and our geographic reach. We also acquired Now Solutions, an HR services software company, which added a 12th brand to our SaaS business segment. These additions reinforce our software segment as a stable, recurring-revenue complement to our higher-growth DaaS and defense businesses. Importantly, our software development in-house expertise is strategic to our drone solutions development and ability to rapidly execute our vertically integrated drone platforms.

Outlook for 2026

We enter 2026 with momentum across all of our business segments and a clear strategic roadmap for building on the foundation we established in 2025. Our priorities for the year center on integrating and scaling our platforms, converting technology investment into revenue, and continuing the disciplined M&A activity that has driven our growth.

In our DaaS segment, the primary growth drivers are full-year revenue contributions from 2025 acquisitions, continued drone conversion across existing locations, and the addition of new acquisition targets in non-digitized sectors where drone innovation can deliver transformative cost and efficiency improvements. We will also continue expanding our manufacturing capacity across our three facilities and bringing our Arizona and Ukraine sites to full operational status.

For our drone technology and defense business, 2026 will be a year of converting development progress into validated, revenue-generating products. We plan to advance development, testing, and certification across our drone solutions portfolio, with particular focus on the ZenaDrone 1000 platform and IQ Series for industrial applications, including precision agriculture, indoor inventory management and logistics, and security and inspection markets. On the defense side, we plan to execute demonstrations and pilot programs with U.S. Defense agency stakeholders for applications, including indoor inventory management and cargo drone operations, while continuing development of our Counter-UAS platforms. We also plan to continue to pursue both Green and Blue UAS certifications to position ourselves to become a key provider to the U.S. Department of War, and other key defence and government agencies, as appropriate.

We are a company with significant ambitions, and I am proud of the team we have built and the results we have delivered. The work of 2025 has given us a platform, a portfolio, and a pipeline that we believe will generate compounding value for shareholders in the years ahead. I am grateful for your continued support and confidence, and I look forward to sharing our progress with you throughout 2026.

Sincerely,

Shaun Passley, Ph.D.

CEO, ZenaTech, Inc.”

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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